UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 22, 2008

W. John McGuire, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Re: RidgeWorth Funds (File No. 811-06557)

Dear Mr. McGuire:

Your letter of September 19,2008 requests our assurance that we would not recommend that the Securities and Exchange Commission take any enforcement action under section 17(a)[1] of the Investment Company Act of 1940 (the "Act") if RidgeWorth Funds (the "Trust") and SunTrust Banks, Inc. ("SunTrust"), the parent of the Trust's investment adviser, RidgeWorth Capital Management, Inc. (the "Adviser"), enter into the proposed transactions summarized below and more fully described in the letter.

Background

The Trust is an open-end management investment company that is registered with the Commission under the Act. The RidgeWorth Prime Quality Money Market Fund (the "Fund") is a portfolio of the Trust. The Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act. You state that the Fund has approximately 0.76% of its assets invested in $70 million principal amount of Lehman Brothers Holdings, Inc. ("Lehman") medium-term notes (the "Lehman Note").

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1 Section 17(a) and the rules thereunder provide generally that it shall be unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

On September 15, 2008, Lehman filed for bankruptcy protection and, accordingly, an Event of Insolvency occurred with respect to Lehman.[2] If an Event of Insolvency occurs with respect to the issuer of a portfolio security, rule 2a-7 requires a money market fund to dispose of the security as soon as practicable and in a manner consistent with achieving an orderly disposition of the security, unless the board of the fund finds that disposal of the security would not be in the best interests of the fund. The board of the fund may, in making this determination, take into account market conditions that may affect the orderly disposition of the security. You state that due to unfavorable market conditions, the Board of Trustees of the Trust (the "Board") determined that it would not be in the best interests of the Fund to dispose of the Lehman Note.

Proposed Transactions

SunTrust Note Agreement Transaction. SunTrust proposes to purchase the Note in exchange for a note issued by SunTrust ("SunTrust Note"). You state that SunTrust would issue a $70 million SunTrust Note to the Fund in exchange for the Note in its portfolio. You state that the SunTrust Note will mature on September 30, 2009. You represent that:

(i) The SunTrust Note will represent approximately 0.8% of the total assets of the Fund;

(ii) The SunTrust Note will have an interest rate, to be reset monthly, that will be equal to the interest rate of the Lehman Note it will be replacing;

(iii) The SunTrust Note will be fully transferable subject to compliance with rule 144 under the Securities Act of 1933 and other applicable law;

(iv) SunTrust would convey a security interest in the Lehman Note to the Fund to secure payment of the SunTrust Note;

(v) The SunTrust Note would be automatically paid down by an amount equal to the net proceeds (plus accrued interest on the Lehman Note) from any sale, transfer or other disposition by SunTrust of the Lehman Note (the "Disposition Price"), and any difference between the Disposition Price and the amortized cost value of the Lehman Note, including any accrued interest, will be paid to the Fund upon maturity of the SunTrust Note;

(vi) The SunTrust Note will be valued at amortized cost plus accrued interest in accordance with rule 2a-7 under the Act;

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2 An Event of Insolvency is defined, in part, as the filing of a voluntary petition in bankruptcy. *See* Rule 2a-7(a)(11) (which references the definition in Rule 5b-3(c)(2)).

(vii) SunTrust has an A-1+/P-1 short-term rating and, therefore, the SunTrust Note would be a First Tier Security as the term is defined in rule 2a-7 under the Act;

(viii) The SunTrust Note would become immediately due and payable in the event the SunTrust short-term ratings are downgraded so that the SunTrust Note would no longer be a First Tier Security;

(ix) The Board of Trustees of the Fund has determined that the SunTrust Note would present minimal credit risk to the Fund and that selling the Lehman Note to SunTrust in exchange for the SunTrust Note would be in the best interests of the Fund and its shareholders; and

(x) The proposed transaction would not require any relief from the requirements, conditions and limitations of rule 2a-7 under the Act and the Fund would at all times be in full compliance with the requirements of rule 2a-7.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under section 17(a) of the Act if the Trust and SunTrust enter into the proposed transactions summarized above and more fully described in your letter.[3] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[4]

Very truly yours,

Dalia Osman Blass
Senior Counsel

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3 This letter confirms oral no-action relief provided by the undersigned to W. John McGuire on September 19, 2008.

4 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

ICA Section 17(a)

September 19, 2008

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: RidgeWorth Funds (File No. 811-06557)

Dear Mr. Plaze:

We are counsel to the RidgeWorth Funds (the "Trust"), a Massachusetts business trust registered with the U.S. Securities and Exchange Commission (the "Commission") as an open-end management investment company under the Investment Company Act of 1940 (the "1940 Act"). We are writing on behalf of the Trust to seek assurance from the staff of the Division of Investment Management (the "Division") that it will not recommend enforcement action to the Commission under Section 17(a) of the 1940 Act, if the Trust and SunTrust Banks, Inc. ("SunTrust"), the parent of the Trust's investment adviser, RidgeWorth Capital Management, Inc. (the "Adviser"), enter into and carry out the arrangement described below.

Background

The RidgeWorth Prime Quality Money Market Fund (the "Prime Quality Fund") (the "Fund") is a portfolio of the Trust and, as a money market fund, seeks to maintain a stable net asset value per share of $1.00 using the amortized cost method of valuing portfolio securities pursuant to Rule 2a-7 under the 1940 Act. Currently, the Fund has approximately 0.76% of its assets invested in $70 million principal amount of Lehman Brothers Holdings, Inc. ("Lehman") medium term notes (CUSIP No. 52517P5E7) maturing on September 26, 2008 (the "Note"). The Note pays interest at a floating rate of LIBOR plus three basis points, and resets quarterly. On September 15, 2008, Lehman filed for bankruptcy protection. As a result of this Event of Insolvency, as defined in Rule 5b-3(C)(2) under the 1940 Act, the Adviser is seeking to dispose of the Note as soon as practicable. The Fund now seeks to obtain no-action assurance from the staff of the Division permitting the Adviser and, to the extent that the Fund may be deemed to be a party, the Fund to enter into the arrangement described below.

Proposed Transaction

The Adviser has had conversations with the Board to determine what action is in the best interests of the Fund and its shareholders, both in reaction to Lehman's bankruptcy filing and to unfavorable market conditions generally so as to fully protect the Funds. The Adviser presented the Board with the possibility of SunTrust purchasing from the Fund, and retaining, the Note. The Adviser is proposing that SunTrust will purchase the Note from the Fund in exchange for a privately-placed medium-term note, as described more specifically below. The proposed approach presents a holistic solution for the Fund, fully protecting it from the potential losses presented by the Note in the current market.

SunTrust Note Agreement ("SNA") Transaction

SunTrust would purchase the Notes in exchange for a note issued by SunTrust (the "SunTrust Note"). A SunTrust Note would be issued to the Fund in the amount of $70 million representing no more than 5% of the total assets of the Fund (approximately 0.8% of the Fund), with a maturity of approximately twelve months (September 30, 2009). The SunTrust Note will have an interest rate, to be reset quarterly, that will be equal to the interest rate of the Note it will be replacing. The SunTrust Note would be issued and sold in reliance upon exemptions from registration under the Securities Act of 1933 (the "Securities Act"). The SunTrust Note will be fully transferable subject to compliance with Rule 144 under the Securities Act and other applicable law. SunTrust would convey a security interest in the Note to the Fund to secure payment of the SunTrust Note. In addition, the SunTrust Note would be automatically paid down by an amount equal to the Disposition Price of the Note as it is sold by SunTrust.[1] In application, SunTrust shall make a prepayment of the SunTrust Note following any Disposition or Restructuring of the underlying Note in an amount equal to one hundred percent (100%) of the Disposition price of the underlying Note, plus accrued interest on the underlying Note (a "Mandatory Prepayment").[2] Any Mandatory Prepayment of the SunTrust Note shall be made by SunTrust within one (1) business day of the Disposition or Restructuring. Any difference between the Disposition Price and the amortized cost of the Note, including any accrued interest, will be paid to the Fund upon maturity of the SunTrust Note.

Once part of the Fund's investment portfolio, the SunTrust Note would be valued at amortized cost plus accrued interest in accordance with Rule 2a-7 under the 1940 Act. Although there is not expected to be an active market for the SunTrust Note, SunTrust Bank, a bank subsidiary of SunTrust, issues comparable notes relative to quality, maturity and preference that would be an appropriate substitute for purposes of monitoring for deviation of the amortized cost price of the SunTrust Note as reflected by current market conditions. SunTrust has an A-1 short-term rating from Standard & Poor's Ratings Services and a P-1 short-term rating from Moody's Investors

1 "Disposition Price" means the net proceeds from any sale, transfer or other disposition by SunTrust of the underlying Note.

2 "Disposition" means the sale, transfer or other disposition by SunTrust of the underlying Note. "Restructuring" means any exchange of the underlying Note for one or more other securities, assets or cash, including, without limitation, the final payment by the underlying note issuer of a Security in an amount less than the amortized cost thereof.

Service Inc. Therefore, the SunTrust Note would be a First Tier Security as defined in Rule 2a-7 and would thus be an Eligible Security. In the event the SunTrust short-term ratings are later downgraded so that the SunTrust Note would no longer be a First Tier Security, the SunTrust Note would immediately become due and payable.

The Board, including a majority of the Trustees who are not interested persons of the Trust as defined under the 1940 Act, determined, in the exercise of their business judgment, that the SunTrust Note would present minimal credit risk to the Fund. Given that there is a limited market for the Note, the Board, including a majority of the Trustees who are not interested persons of the Trust as defined under the 1940 Act, also determined that disposal of the Note in the market would not be in the best interests of the Fund and selling the Note to SunTrust in exchange for the SunTrust Note would be in the best interests of the Fund and its shareholders.

Need for Relief

The Adviser is an "affiliated person" of the Fund under Section 2(a)(3)(E) of the 1940 Act. SunTrust is an "affiliated person of an affiliated person" of the Fund under Section 2(a)(3) of the 1940 Act, because it is the parent company of the Adviser to the Fund. The issuance of the SunTrust Note to the Fund in exchange for the Fund's securities under the proposed arrangement could be deemed to fall within Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal to knowingly sell any property to the investment company. Similarly, the acquisition of the Note by SunTrust, in exchange for the SunTrust Note, would fall within Section 17(a)(2) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal to knowingly purchase any property from the investment company.

As stated above, because the purchase would not be paid in cash, the Fund would not be able to rely entirely on Rule 17a-9 under the 1940 Act, which permits an affiliate to purchase a security held by a money market fund that is no longer an Eligible Security provided the purchase price is paid in cash. In all other respects the proposed transaction would comply with Rule 17a-9. In particular, as required by Rule 17a-9, the purchase price for the Note would be equal to the greater of the Note's amortized cost or market price (in each case, including accrued interest).

Compliance with Rule 2a-7

Finally, because the SunTrust Note would not represent more than 5% of the Fund's total assets, would be a First Tier Eligible Security, and would have a maturity of less than 397 days, the proposed arrangement would not require any relief from the requirements, conditions and limitations found in Rule 2a-7 under the 1940 Act. In fact, the Fund would at all times be in full compliance with the requirements of Rule 2a-7.

Request for Relief

For the above reasons, we request that the staff confirm that it would not recommend any enforcement action to the Commission under Section 17(a) of the 1940 Act if the Trust were to enter into the proposed arrangement with SunTrust.

We would appreciate having the opportunity to discuss this matter further if the staff is considering a negative response to this request. Please telephone the undersigned at (202) 739-5654 if you have any questions.

Sincerely,

W. John McGuire

W. John McGuire

Attachments

cc: Richard W. Grant, Esq.
Dalia O. Blass

END